FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of April 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---

                            GEMPLUS INTERNATIONAL SA
                             Annual General Meeting



Luxembourg, 17 April 2001 - Gemplus International S.A. (Euronext: Sicovam 5768 and NASDAQ:GEMP) held its annual ordinary general shareholders' meeting today combined with an extraordinary shareholders' meeting.

All of the resolutions submitted to both meetings were approved by a large majority.


The ordinary general shareholders' meeting also adopted a resolution to increase the size of the Board of Directors to a total of thirteen members in order to expand the Board's diversity and talents. The eight persons elected to the Board were Dr Ing Hasso Freiherr von Falkenhausen and Mr David Bonderman (both having been co-opted onto the Board on December 19, 2001), Mr Thierry Dassault, Dr Peter Kraljic, Mr Daniel Le Gal, Dr Gilles Lisimaque, Mr Ronald W. Mackintosh and Mr Ziad Takkiedine. The five members already elected and not subject to re-election until 2004 are Mr Randy Christofferson, Mr Abel Halpern, Mr Kheng Nam Lee, Dr Marc Lassus and Mr William S Price.

The resolution to add the thirteenth director position (to which Mr Bonderman was elected) was unanimously approved. Since this resolution was added during the ordinary meeting however, the Board also decided to convene a further shareholders' meeting in four weeks on May 15, 2002, to submit this matter for ratification, including by those shareholders not present today.

At a Board meeting immediately following the shareholders' meeting, the Board unanimously re-elected Dr von Falkenhausen as Chairman of the Board and Mr Bonderman as Vice Chairman.

Enquiries:

Gemplus:
Flavie Gil                     Tel.:    +33 4 42 36 56 83
                               Mobile:  +33 (0) 6 80 12 91 30
                               Email:   flavie.gil@gemplus.com


Investor Relations:            Tel.:    +1 650 654 2940
Michael Look                   Email:   michael.look@gemplus.com

Anne Guimard (Fineo)           Tel.:    +33 1 45 72 20 96
                               Email:   guimard@fineo.com


Citigate Dewe Rogerson:        Tel.:    +44 (0) 207 638 9571
Anthony Carlisle               Tel.:    +44 (0) 797 361 1888
                               Email:   anthony.carlisle@citigatedr.co.uk

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 19, 2002

                                      GEMPLUS INTERNATIONAL S.A.


                                      By: /s/ Stephen Juge
                                          -----------------------------------
                                      Name:  Stephen Juge
                                      Title: Executive Vice President and
                                             General Counsel